Exhibit (4)(x)
MINIMUM EARNINGS BENEFIT RIDER
Pacific Life Insurance Company has issued this rider (“Rider”) as a part of the policy to which it is attached (“Policy”). Please read this Rider carefully.
All provisions of the Policy that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Policy, the provisions of this Rider shall prevail over the provisions of the Policy.
BENEFIT SUMMARY
At Rider Maturity, this Rider provides that your Policy’s Accumulated Value will be equal to the greater of the Policy’s Accumulated Value immediately prior to Rider Maturity or the Alternate Accumulated Value. Prior to Rider Maturity, the Rider guarantees that the Policy will not enter the Grace Period as long as either the Policy’s Accumulated Value or the Alternate Accumulated Value, each less any outstanding loan amount, is sufficient to cover the Policy’s Monthly Deduction on a Monthly Payment Date.
The Rider allows allocation to the Variable Options, while providing minimum earnings protection at Rider Maturity. Rider benefits are subject to the requirements outlined in the Rider Provisions. The Alternate Accumulated Value at Rider Maturity may be expressed as premiums paid, less Policy loads, charges and withdrawals, increased at a level rate of interest.
RIDER PROVISIONS
Alternate Accumulated Value – The Alternate Accumulated Value is a calculated value reflecting a minimum level of earnings for the Policy. The Alternate Accumulated Value cannot be calculated in advance because it is affected by the actual charges deducted.
The Policy’s Alternate Accumulated Value is initially zero and is calculated on each Monthly Payment Date. The Alternate Accumulated Value calculated on any Monthly Payment Date is equal to:
•	the Alternate Accumulated Value immediately prior to the calculation,

•	increased by any premiums paid since the prior Monthly Payment Date multiplied by the result of 1 minus the Alternate Premium Load shown in the Policy Specifications,

•	reduced by any withdrawals that have been taken since the prior Monthly Payment Date,

•	reduced by the Policy’s actual Monthly Deduction on the Monthly Payment Date and any other charges to the Policy since the prior Monthly Payment Date, and

•	with the result multiplied by the Alternate Accumulated Value Monthly Factor shown in the Policy Specifications.
In the event of a loan or withdrawal, we reserve the right to reduce the Alternate Accumulated Value such that the Alternate Accumulated Value less Policy Debt is reduced in the same proportion as the Policy’s Accumulated Value less Policy Debt is reduced as a result of such loan or withdrawal.
Before the Rider Maturity Date, the Alternate Accumulated Value has no effect on the Policy’s Accumulated Value and provides no minimum earnings. This Rider provides no guarantee of any particular interest rate or dollar amount. The Alternate Accumulated Value may be less than the Policy’s Accumulated Value and may be less than the total premium paid.
Asset Allocation Requirement – To be eligible for this Rider, any allocation to the Variable Options must be done under an asset allocation model (“model”) of an asset allocation program established and maintained by us. Not all models we offer under our available asset allocation programs may be used under this Rider. You may contact us to find out what models are available at any given time for the purpose of this requirement.
Asset allocation is the allocation of Net Premium among asset classes and involves decisions about which asset classes should be selected and how much of the Policy’s total Accumulated Value should be allocated to each asset class. The theory of asset allocation is that diversification among asset classes can help reduce volatility over the long-term.
You need to determine which model is best suited to your financial needs, investment time horizon, and willingness to accept investment risk. You should periodically review these factors with your registered representative to determine if you should change models to keep up with changes in your personal circumstances.
At the time you select a model, the Variable Accumulated Value will be allocated according to that model. Subsequent Net Premiums will also be allocated accordingly, unless otherwise instructed by you in writing. If any allocation is made to a Variable Option other than under an eligible model, this Rider will terminate and no further benefits will be provided by the Rider.
Each model is evaluated periodically (generally, annually) to assess whether the combination of Variable Options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model. As a result of the periodic analysis, each model may change and Variable Options may be added to a model (including Variable Options not currently available), or deleted from a model, as a result of the annual analysis. This means your allocations, and potentially the underlying Variable Options, may change and your Variable Accumulated Value may be rebalanced. The Accumulated Value and any subsequent Net Premiums will be automatically allocated each year in accordance with any new allocation percentage or any added Variable Option as a result of such analysis.
You may also allocate premiums to any allowable Fixed Option available under the Policy.
Grace Period – This Rider modifies the Policy’s Grace Period so that the Policy’s Grace Period will begin when the greater of the Policy’s Accumulated Value or the Alternate Accumulated Value, each less any Policy Debt, is insufficient to cover the Monthly Deduction on a Monthly Payment Date.
Minimum Premium Requirement – If the total premium paid by the Minimum Premium Date shown in the Policy Specifications is not at least equal to the Minimum Premium Requirement shown in the Policy Specifications, the Rider Grace Period will begin.
Rider Grace Period – If premiums paid by the Minimum Premium Date do not satisfy the Minimum Premium Requirement, we will send you a Rider Grace Period notice stating the amount of additional premium that you must pay to keep the Rider in force and the date, not less than thirty-one days after our mailing of the notice, by which we must receive such additional premium. If we have not received the additional premium by that date, this Rider will terminate and no further benefits will be provided by the Rider.
Rider Charge – There is a Rider Charge deducted monthly from Accumulated Value as long as the Rider is In Force. The maximum guaranteed monthly charge is equal to the Maximum Guaranteed Rider Monthly Charge Rate shown in the Policy Specifications multiplied by the Alternate Accumulated Value on the Monthly Payment Date before the Monthly Deduction has been made, provided that the result will never be less than zero. The Rider Charge may be less than such maximum guaranteed monthly charge.
Reinstatement - If the Policy lapses and is later reinstated, the Rider will not be reinstated.
Rider Maturity – Rider Maturity occurs on the Rider Maturity Date, which you selected when you applied for your Policy. The Rider Maturity Date is shown in the Policy Specifications. Once selected, the Rider Maturity Date cannot be changed. When the Rider matures, we will set the Policy’s Accumulated Value to be equal to the Alternate Accumulated Value, if the latter is larger, and the Rider will terminate unless you elect to renew the Rider.
Rider Renewal – You may elect to renew this rider at Rider Maturity, electing a new Rider Maturity Date for the renewed Rider based on the options available at the time you renew. We must receive your

Written Request to renew the Rider at least 30 days prior to Rider Maturity. If you renew the Rider, we will send you a Supplemental Schedule of Coverage which will show the new specifications for the renewed Rider. Each specification for the renewed Rider, including the Rider Charge, may differ from the corresponding specification for the Rider, as shown on the Policy Specifications, before renewal. If you renew this rider, the initial Alternate Accumulated Value will be equal to the Policy’s Accumulated Value at the time of renewal multiplied by the result of 1 minus the Alternate Premium Load shown on the Supplemental Schedule of Coverage for the renewed Rider. Thereafter, the renewed Rider will operate as described in this Rider, but based on the specification for the renewed Rider as shown in the Supplemental Schedule of Coverage for the renewed Rider.
Effective Date – This Rider is effective on the Policy Date unless otherwise stated. It will end on the earliest of:
•	your Written Request;

•	termination of the Policy;

•	allocation of any portion of the Accumulated Value to an Investment Option other than a Fixed Option or an eligible Asset Allocation model;

•	the end of the Rider Grace Period if you have not paid sufficient premium to keep the Rider in force; or

•	the Rider Maturity Date, unless you elect to renew the Rider.
Signed for Pacific Life Insurance Company,

Chairman and Chief Executive Officer	Secretary

POLICY NUMBER: VF99999990
POLICY SPECIFICATIONS
SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE
SECTIONS FOR OTHER COVERAGES

RO6MRB	MINIMUM EARNINGS BENEFIT RIDER

	ALTERNATE PREMIUM LOAD:	[X.XX]%

	ALTERNATE ACCUMULATED VALUE MONTHLY FACTOR:	[X.XXXX]

	RIDER MATURITY DATE:	[XX-XX-XXXX]

	MINIMUM PREMIUM REQUIREMENT:	[$XX,XXX.XX]

	MINIMUM PREMIUM DATE:	[XX-XX-XXXX]

	RIDER MONTHLY CHARGE RATE:	[0.1]%